UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169905-10-6	13D	Page 2 of 5

1	Name of Reporting Person Roberta D. Bainum (“Ms. Bainum” or the “Reporting Person”)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with:	7	Sole Voting 2,617,989
	8	Shared Voting Power 6,826,574
	9	Sole Dispositive Power 2,617,989
	10	Shared Dispositive Power 6,826,574

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,444,563
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 19.61%
14	Type of Reporting Person IN

CUSIP No. 169905-10-6	13D	Page 3 of 5

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

915 Meeting Street, Suite 600

Rockville, MD 20852

(c)	Title and Class of Securities:

Common Stock

Item 2.	Identity and Background

(a)	Name:

Roberta D. Bainum

(b)	Business Address:

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

(c)	Present Principal Employment:

Investor; Chair – Trisons Foundation, Inc.

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

CUSIP No. 169905-10-6	13D	Page 4 of 5

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

N/A

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Item 4.	Purpose of Transaction

On May 20, 2024, Mid Pines Associates, LP (“MP”) dissolved and distributed 910,330 shares of common stock of the Issuer on a prorata basis to its partners. Roberta Bainum was a general partner and had shared voting authority. Roberta Bainum Declaration of Trust(“RB Trust”) received 95,722 shares from this distribution. The transfer involved no consideration.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

9,444,563 shares (19.61%) including 2,258,171 shares owned by the Roberta Bainum Declaration of Trust of which Ms. Bainum is the sole trustee and beneficiary. Also includes 5,000 shares owned by Sweetwater Holdings, LLC for which she shares voting authority and whose sole members are Ms. Bainum and RB Trust; 6,821,574 shares owned by White Oak Legacy, Inc. (f/k/a Realty Investment Company, Inc.), in which RB Trust owns voting stock and has shared voting authority; 223,000 shares owned by Trisons Foundation, Inc. a private foundation for which Ms. Bainum is a Director and has sole voting and dispositive authority; and 136,818 shares owned by Sweetwater Action Fund, a tax exempt social welfare organization for which Ms. Bainum is a Director and has sole voting and dispositive authority.

(b)	Number of shares as to which such person has:

(i) Sole Voting Power	2,617,989

(ii) Shared Voting Power	6,826,574

(iii) Sole Dispositive Power	2,617,989

(iv) Shared Dispositive Power	6,826,574

(c)	A schedule of transactions effected in the last sixty days is as follows:

5/16/2024 Sweetwater Action Fund sold 48,334 shares @ $119.4766/sh

5/17/2024 Sweetwater Action Fund sold 48,333 shares @ $118.4142/sh

5/20/2024 Sweetwater Action Fund sold 48,333 shares @ $119.037/sh

CUSIP No. 169905-10-6	13D	Page 5 of 5

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)	Ownership of Less than Five Percent:

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2024

/s/ Roberta D. Bainum
Roberta D. Bainum

BY:	/s/ Christine A. Shreve
Christine A. Shreve, Attorney-in-fact